UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Curo Group Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23131L107

(CUSIP Number)

OCO Capital GP LLC

767 Third Ave.

29th Floor

New York, NY 10017

(929) 293-0826

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23131L107

1	NAME OF REPORTING PERSON

OCO Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,950,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,950,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 23131L107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Curo Group Holdings Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3615 North Ridge Road, Wichita, Kansas 67205.

Item 2.	Identity and Background.

(a)       This statement is filed by OCO Capital GP LLC, a Delaware limited liability company (the “Reporting Person”), with respect to the Shares beneficially owned by it. The Reporting Person is the general partner of OCO Capital GP LP (“GP”), a Delaware limited partnership. GP is the general partner of OCO Opportunities Master Fund, L.P. (“OCO Opportunities”), a Cayman Islands exempted limited partnership. OCO Opportunities is a private investment fund engaged in the purchase and sale of securities for investment.

(b)       The address of the principal office of the Reporting Person is 767 Third Ave., 29th Floor, New York, NY 10017.

(c)       The principal business of the Reporting Person is serving as the general partner of GP.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,950,000 Shares beneficially owned by the Reporting Person is approximately $51,551,845, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

As one of the largest stockholders of the Issuer, the Reporting Person has been closely monitoring decisions at the Issuer during the past twelve-month period as overseen by the Issuer’s Board of Directors (the “Board”) and prior management. The Reporting Person is deeply troubled by the Issuer’s operational and stock price performance over this time frame. To address these concerns and to ensure that stockholders’ interests are paramount in all decision-making by the Board, the Reporting Person intends to more actively and substantively engage in discussions with management and the Board, including by making suggestions aimed at improving the performance and governance of the Issuer, as well as enhancing the composition of the Board. It is the Reporting Person’s belief that the size of the Board is unwieldy and insufficiently aligned with the interests of the Issuer’s stakeholders. Further, after the missteps over the prior twelve months, the Reporting Person has lost faith in the current leadership of the Board and believes that change is long overdue.

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CUSIP No. 23131L107

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic or beneficial exposure with respect to its investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by the Reporting Person is based upon 40,485,381 Shares outstanding as of October 28, 2022, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

As of the date hereof, the Reporting Person directly beneficially owned 3,950,000 Shares, constituting approximately 9.8% of the Shares outstanding. The Reporting Person’s beneficial ownership consists of 3,950,000 Shares owned by OCO Opportunities.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of the Issuer it does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

(b)       Not applicable.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Person during the past 60 days. All of such transactions were effected in the open market unless otherwise noted.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

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CUSIP No. 23131L107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person currently holds certain of the Issuer’s 7.50% Senior Secured Notes which mature on August 1, 2028, and may in the future increase or decrease its positon in the Issuer’s debt securities.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

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CUSIP No. 23131L107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023

OCO CAPITAL GP LLC

By:	/s/ Samuel Martini
	Name:	Samuel Martini
	Title:	Managing Member

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CUSIP No. 23131L107

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

OCO CAPITAL GP LLC

Purchase of Common Stock	10,000	3.0395	11/21/2022
Purchase of Common Stock	3,483	3.0338	11/22/2022
Purchase of Common Stock	9,000	3.1685	11/23/2022
Purchase of Common Stock	15,000	3.1675	11/25/2022
Purchase of Common Stock	10,000	3.1355	11/28/2022
Purchase of Common Stock	10,000	3.1200	11/30/2022
Purchase of Common Stock	82,445	3.5694	11/30/2022
Purchase of Common Stock	17,555	3.6947	12/01/2022
Purchase of Common Stock	5,000	3.4949	12/05/2022
Purchase of Common Stock	25,000	3.4678	12/06/2022
Purchase of Common Stock	25,000	3.5700	12/12/2022
Purchase of Common Stock	20,000	3.6591	12/12/2022
Purchase of Common Stock	30,000	3.5957	12/14/2022
Purchase of Common Stock	25,000	3.4885	12/15/2022
Purchase of Common Stock	25,000	3.3460	12/16/2022
Purchase of Common Stock	30,000	3.2218	12/19/2022
Purchase of Common Stock	900	3.2000	12/20/2022
Purchase of Common Stock	26,392	3.3681	12/21/2022
Purchase of Common Stock	37,708	3.2298	12/22/2022
Purchase of Common Stock	50,000	3.4883	12/27/2022